Exhibit 12.1

VISANT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2013	2012(1)	2011(2)	2010	2009
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$3,346	$(52,777)	$(12,259)	$96,835	$146,869
Interest expense	155,268	158,924	164,233	91,451	55,522
Portion of rent expense under long-term operating leases representative of an interest factor	2,211	2,412	2,417	2,119	2,435

Total earnings available to cover fixed charges	$160,825	$108,559	$154,391	$190,405	$204,826

Fixed charges
Interest expense	$155,268	$158,924	$164,233	$91,451	$55,522
Portion of rent expense under long-term operating leases representative of an interest factor	2,211	2,412	2,417	2,119	2,435

Total fixed charges	$157,479	$161,336	$166,650	$93,570	$57,957

Ratio of earnings to fixed charges	1.0x	0.0x	0.0x	2.0x	3.5x

(1)	The Company was deficient to cover fixed charges by $52.8 million.
(2)	The Company was deficient to cover fixed charges by $12.3 million.